BLACK MOUNTAIN CAPITAL CORPORATION
(formerly Mercury Partners & Company Inc.)

Third Quarter Report
September 30, 2005

Black Mountain's shares are quoted on the NASD OTC Bulletin Board in the United States under the symbol "BMMUF" and on the TSX Venture Exchange, in U.S. dollars under the symbol "BMM.U".

NOTICE TO SHAREHOLDERS

Under National Instrument 51-102, Part 4, subsection 4.3 (3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

BLACK MOUNTAIN CAPITAL CORPORATION
(FORMERLY MERCURY PARTNERS & COMPANY INC.)
UNAUDITED CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. dollars)

	September 30, 2005	December 31, 2004 (1)
ASSETS
CURRENT
Cash and cash equivalents	$23,162	$657,988
Marketable securities (Note 3)	112,234	112,818
Loans, prepaids and receivables (Note 4)	37,977	22,561
	173,373	793,367

Long-term investments, cost (Note 5)	338	2,364
Property and equipment	435	1,741
Total assets	$174,146	$797,472

LIABILITIES AND SHAREHOLDERS' (DEFICIENY)
CURRENT
Accounts payable and accrued liabilities	$97,913	$846,924

Loan payable (Note 6)	341,501	-

Shareholders' deficiency
Capital stock
Authorized
Unlimited number of common shares
Unlimited number of Class A preferred shares
Issued and outstanding - 8,183,733 common shares	3,456,139	3,456,139
Less: Treasury stock - 2,250,219 common shares	(1,294,050)	(1,294,050)
Additional paid-in capital	971,859	971,859
Cumulative translation adjustment	388,480	399,948
Deficit	(3,787,696)	(3,583,348)
Total shareholders’ deficiency	(265,268)	(49,452)
Total liabilities and shareholders’ deficiency	$174,146	$797,472

The accompanying notes are an integral part of these consolidated financial statements.

(1) Audited

BLACK MOUNTAIN CAPITAL CORPORATION
(FORMERLY MERCURY PARTNERS & COMPANY INC.)
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in U.S. dollars)

	Nine Months Ended September 30,		Three Months Ended September 30,
	2005	2004	2005	2004

REVENUE (Note 7)	$46,714	$72,435	$4,064	$(16,469)

EXPENSES
Amortization	1,306	6,031	435	2,010
General and administrative expenses (Note 8)	208,789	122,980	8,605	50,169
Directors and management fees	72,365	60,026	18,988	16,335
Interest expense	10,812	134	5,030	35
	293,272	189,171	33,058	68,549

Loss before other items	(246,558)	(116,736)	(28,994)	(85,018)

OTHER ITEMS
Loss on settlement of lawsuit	-	(79,003)	-	-
Write-down of marketable securities	-	(256,088)	-	(112,357)
Loss on investigation settlement	(40,693)	-	-	-
Write-off investments	-	(1)	-	-
Gain (loss) on sale of long-term investments	82,903	(396,865)	64,911	(396,865)
Loss on capital assets	-	(3,460)	-	-
Equity loss	-	(4,521)	-	-

Net income (loss) for the period	(204,348)	(856,674)	35,917	(594,240)

Deficit, beginning of the period	(3,583,348)	(1,486,119)	-	(1,748,553)
Dividends	-	(268,729)	(3,823,613)	(268,729)
Deficit, end of the period	$(3,787,696)	$(2,611,522)	$(3,787,696)	$(2,611,522)

Basic and diluted income (loss) per share	$(0.03)	$(0.14)	$0.006	$(0.10)
Weighted average number of common shares outstanding	5,933,514	5,933,514	5,933,514	5,933,514

The accompanying notes are an integral part of these consolidated financial statements.

BLACK MOUNTAIN CAPITAL CORPORATION
(FORMERLY MERCURY PARTNERS & COMPANY INC.)
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. dollars)

	Nine Months Ended September 30,		Three Months Ended September 30,
	2005	2004	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) for the period	$(204,348)	$(856,674)	$35,917	$(594,240)
Items not affecting cash:
Amortization	1,306	6,031	435	2,010
Equity loss	-	4,521	-	-
Write-down marketable securities	-	256,088	-	112,357
(Gain) loss on sale of long-term investments	(82,903)	396,865	(64,911)	396,865
Loss on capital assets	-	3,460	-	-

Changes in current assets and current liabilities:
(Increase) decrease in marketable securities	3,811	730,663	5,421	53,592
(Increase) decrease in loans and receivables	(14,771)	32,350	19,316	21,289
Increase (decrease) in accounts payable	(773,234)	(17,035)	(80,948)	(30,369)
Net cash provided by (used in) operating activities	(1,070,139)	556,269	(84,770)	(38,496)

CASH FLOWS FROM INVESTING ACTIVITIES
Long-term investment purchases/costs	(617)	-	-	-
Proceeds on sale of long-term investments	85,546	-	65,118	-
Net cash provided by investing activities	84,929	-	65,118	-

CASH FLOWS FROM FINANCING ACTIVITIES
Loans payable	341,501	-	12,662	-
Net cash provided by financing activities	341,501	-	12,662	-

Effect of foreign exchange on cash and cash equivalents	8,883	(35,484)	20,420	(26,992)

Increase (decrease) in cash and equivalents	(634,826)	520,785	13,430	(65,488)
Cash and cash equivalents, beginning of the period	657,988	241,105	9,732	827,378
Cash and cash equivalents, end of the period	$23,162	$761,890	$23,162	$761,890

The accompanying notes are an integral part of these consolidated financial statements.

BLACK MOUNTAIN CAPITAL CORPORATION
(FORMERLY MERCURY PARTNERS & COMPANY INC.)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

These interim consolidated financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements.

1.    Basis of Presentation

       The consolidated financial statements contained herein include the accounts of the Company and its wholly-owned subsidiaries.

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual consolidated financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual report. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.
Certain reclassifications have been made to the prior period financial statements to conform to the current period presentation.

2.	Organization and Operations

The Company is organized under the Yukon Business Corporations Act. The Company currently operates in the financial services, engaging in private equity, merchant banking, consulting activities and asset-based commercial lending.

3.	Marketable Securities

	September 30, 2005		December 31, 2004
	Fair Value	Carrying Value	Fair Value	Carrying Value
Variable Income Securities
Publicly Traded Securities
Canadian	$10,741	$2,132	$47,214	$2,133
American	306,530	110,102	369,786	110,685
Total	$317,271	$112,234	$417,000	$112,818

4.	Loans, Prepaids and Receivables
	September 30, 2005	December 31, 2004
Loan	$15,910	$15,910
Prepaids	20,781	2,621
Receivables	1,286	4,030
Total	$37,977	$22,561

5.	Long-Term Investments

	September 30, 2005		December 31, 2004
	Fair Value	Carrying Value	Fair Value	Carrying Value
Publicly Traded Securities - Canadian	$132,753	$338	$1,212	$2,364
Total	$132,753	$338	$1,212	$2,364

6.	Loan Payable

The loan is payable to a director of the Company bears interest at 6%.

7.	Revenue

For the nine months ended September 30, revenues consisted of the following:

	September 30, 2005	September 30, 2004
Securities	$32,128	$57,211
Royalties	10,985	6,532
Interest	3,601	8,692
Total	$46,714	$72,435

8.	General and Administrative Expenses

For the nine months ended September 30, general and administrative expenses were comprised of the following:

	September 30, 2005	September 30, 2004
Administration office and travel	$3,165	$10,221
Consulting fees, salaries and employee benefits	304	10,180
Non-recoverable GST	5,361	15,578
Professional fees	189,670	74,192
Regulatory, transfer agent and shareholder communications	10,289	12,809
Total	$208,789	$122,980

9.	Capital Stock

	Number of shares	Amount
Issued and Outstanding - September 30, 2005 and December 31, 2004	8,183,733	$3,456,139
Less: Treasury Stock - September 30, 2005 and December 31, 2004	(2,250,219)	(1,294,050)
Balance - September 30, 2005 and December 31, 2004	5,933,514	$2,162,089

10.	Income (Loss) Per Share

The weighted average number of common shares outstanding used in determining loss per share amounts was 5,933,514.

11.	Summary of Securities Issued and Options Granted During the Period

During the years ended December 31, 2004, 2003 and 2002 no stock options were granted, exercised, forfeited or cancelled, nor does the Company have any common shares held in escrow or subject to any pooling agreements.

During the three months ended March 31, 2005, 120,000 stock options expired. As at September 30, 2005 there were no stock options remaining.

12.	Related Party Transaction

For the nine months ended September 30, 2005, the Company paid $17,888 to external directors of the Company and management fees to a director totaling $72,636 of which $54,477 has been expensed and $18,159 has been recorded as a prepaid expense.

13.          Contingencies

Litigation

a)    A statement of claim has been filed against the Company to recover certain oil and gas properties, which the claimant alleges were sold to it by the former management of the Company. The Company believes these oil and gas properties were not included as part of the properties sold to the claimant. The Company has offered to transfer certain of the interests in exchange for a waiver of court costs.

b)    During the year ended December 31, 2003, Cybersurf Corp. (“Cybersurf”) filed a statement of claim claiming that the Company engaged in improper actions during the Company’s attempt to replace the board of directors of Cybersurf at its annual general meeting held on November 28, 2002. As a result of the statement of claim, Cybersurf postponed its annual general meeting for almost two years. The Company was Cybersurf’s largest shareholder until it sold its investment during the year ended December 31, 2004 for proceeds of $1,125,037 (CAD $1,575,000). During the year ended December 31, 2004, the Company paid a court judgment of $79,003 for costs related to the Company’s legal challenge to the election of directors of Cybersurf at its November 28, 2002 annual general meeting.

On March 23, 2005, the Company announced it had entered into an agreement to settle and dismiss its litigation with Cybersurf. The Company did not admit to any liability or wrongdoing. Pursuant to the settlement, the Company contributed $601,760 (CAD$725,000) in exchange for a full release of claims and a withdrawal of the complaints of Cybersurf. This amount and related legal costs of $699,793 were recorded as a loss on settlement of lawsuit for the year ended December 31, 2004.

c)    During the six months ended June 30, 2005, the Company entered into a settlement agreement with the Alberta Securities Commission (“ASC”) regarding the breach of Alberta securities laws respecting control persons, insiders, and takeover bids. The Company entered into the agreement to, among other things, mitigate the ongoing expense of litigation. The Company agreed to pay the ASC CAD$40,000 and an additional CAD$10,000 in partial satisfaction of the investigation costs to resolve this matter. The settlement amount was paid during the quarter ended September 30, 2005.

14.	Directors and Executive Officers at September 30, 2005

Name of Director	Principal Position
Tom S. Kusumoto	President, Secretary and CFO
Greg MacRae	Director
Alex W. Blodgett	Director

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